

September 15, 2023

Prashant Aggarwal
Chief Executive Officer
MoneyHero Ltd
70 Shenton Way
#18-15, EON Shenton, S079118
Singapore

> **Re: MoneyHero Ltd**
> **Registration Statement on Form F-4**
> **Filed September 11, 2023**
> **File No. 333-274454**

Dear Prashant Aggarwal:

   We have reviewed your registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Footnote J, page 273

1.   We note that this adjustment to the June 30, 2023 balance of cash and equivalents for the Class A Ordinary Shares assumed to be redeemed under Maximum Redemption Scenario A and Maximum Redemption Scenario B uses the pro rata value per share in the trust account at December 31, 2022 of $10.09. Please tell us why the pro rata value per share of $10.26 at June 30, 2023, as disclosed on page F-110, was not used in this calculation. If you determine that the June 30, 2023 pro rata value per share should be used, please also recalculate the figures in footnote B for consistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Casey